UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ANCHOR BANCORP WISCONSIN INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Castle Creek Capital Partners V, LP

6051 El Tordo

P.O. Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

J. Mikesell Thomas

c/o Castle Creek Capital LLC

6051 El Tordo

P.O. Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. Not Applicable		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital Partners V, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 877,800 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 877,800 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 877,800 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.7% (2)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)

This calculation is based on 1,810,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), of Anchor Bancorp Wisconsin Inc. (the “Company”) outstanding as of the close of business on September 27, 2013, which includes (i) 1,750,000,000 shares of Common Stock that were issued in the Company’s private placement on September 27, 2013 and (ii) 60,000,000 shares of Common Stock that were issued on September 27, 2013 in exchange for 110,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of the Company, each as reported in the Company’s Current Report on Form 8-K that was filed on September 27, 2013, and reflects the Company’s reclassification of the Common Stock on October 2, 2013 (the “Effective Time”) pursuant to which each 200 shares of issued Common Stock immediately prior to the Effective Time became 1 share of Common Stock.

CUSIP No. Not Applicable		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital V LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 877,800 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 877,800 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 877,800 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.7% (2)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)

This calculation is based on 1,810,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), of Anchor Bancorp Wisconsin Inc. (the “Company”) outstanding as of the close of business on September 27, 2013, which includes (i) 1,750,000,000 shares of Common Stock that were issued in the Company’s private placement on September 27, 2013 and (ii) 60,000,000 shares of Common Stock that were issued on September 27, 2013 in exchange for 110,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of the Company, each as reported in the Company’s Current Report on Form 8-K that was filed on September 27, 2013, and reflects the Company’s reclassification of the Common Stock on October 2, 2013 (the “Effective Time”) pursuant to which each 200 shares of issued Common Stock immediately prior to the Effective Time became 1 share of Common Stock.

CUSIP No. Not Applicable		SCHEDULE 13D

1	Name of Reporting Persons John M. Eggemeyer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 877,800 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 877,800 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 877,800 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.7% (2)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)

This calculation is based on 1,810,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), of Anchor Bancorp Wisconsin Inc. (the “Company”) outstanding as of the close of business on September 27, 2013, which includes (i) 1,750,000,000 shares of Common Stock that were issued in the Company’s private placement on September 27, 2013 and (ii) 60,000,000 shares of Common Stock that were issued on September 27, 2013 in exchange for 110,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of the Company, each as reported in the Company’s Current Report on Form 8-K that was filed on September 27, 2013, and reflects the Company’s reclassification of the Common Stock on October 2, 2013 (the “Effective Time”) pursuant to which each 200 shares of issued Common Stock immediately prior to the Effective Time became 1 share of Common Stock.

CUSIP No. Not Applicable		SCHEDULE 13D

1	Name of Reporting Persons Mark G. Merlo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 877,800 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 877,800 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 877,800 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.7% (2)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)

This calculation is based on 1,810,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), of Anchor Bancorp Wisconsin Inc. (the “Company”) outstanding as of the close of business on September 27, 2013, which includes (i) 1,750,000,000 shares of Common Stock that were issued in the Company’s private placement on September 27, 2013 and (ii) 60,000,000 shares of Common Stock that were issued on September 27, 2013 in exchange for 110,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of the Company, each as reported in the Company’s Current Report on Form 8-K that was filed on September 27, 2013, and reflects the Company’s reclassification of the Common Stock on October 2, 2013 (the “Effective Time”) pursuant to which each 200 shares of issued Common Stock immediately prior to the Effective Time became 1 share of Common Stock.

CUSIP No. Not Applicable		SCHEDULE 13D

1	Name of Reporting Persons John T. Pietrzak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 877,800 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 877,800 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 877,800 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.7% (2)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)

This calculation is based on 1,810,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), of Anchor Bancorp Wisconsin Inc. (the “Company”) outstanding as of the close of business on September 27, 2013, which includes (i) 1,750,000,000 shares of Common Stock that were issued in the Company’s private placement on September 27, 2013 and (ii) 60,000,000 shares of Common Stock that were issued on September 27, 2013 in exchange for 110,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of the Company, each as reported in the Company’s Current Report on Form 8-K that was filed on September 27, 2013, and reflects the Company’s reclassification of the Common Stock on October 2, 2013 (the “Effective Time”) pursuant to which each 200 shares of issued Common Stock immediately prior to the Effective Time became 1 share of Common Stock.

CUSIP No. Not Applicable		SCHEDULE 13D

1	Name of Reporting Persons J. Mikesell Thomas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 877,800 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 877,800 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 877,800 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.7% (2)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)

This calculation is based on 1,810,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), of Anchor Bancorp Wisconsin Inc. (the “Company”) outstanding as of the close of business on September 27, 2013, which includes (i) 1,750,000,000 shares of Common Stock that were issued in the Company’s private placement on September 27, 2013 and (ii) 60,000,000 shares of Common Stock that were issued on September 27, 2013 in exchange for 110,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of the Company, each as reported in the Company’s Current Report on Form 8-K that was filed on September 27, 2013, and reflects the Company’s reclassification of the Common Stock on October 2, 2013 (the “Effective Time”) pursuant to which each 200 shares of issued Common Stock immediately prior to the Effective Time became 1 share of Common Stock.

Item 1.                                                         Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (“Common Stock”), of Anchor Bancorp Wisconsin Inc., a Delaware corporation (the “Company”).  The address of the principal executive office of the Company is 25 West Main Street, Madison, Wisconsin 57303.

Item 2.                                                         Identity and Background

This statement on Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.” The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1 and incorporated herein by reference.

(a)-(c)               The following are the Reporting Persons: Castle Creek Capital Partners V, LP, a Delaware  limited partnership (“Fund V”) and a private equity fund focused on investing in community banks throughout the United States of America; Castle Creek Capital V LLC, a Delaware limited liability company (“CCC V”), whose principal business is to serve as the sole general partner of, and manage, Fund V; John M. Eggemeyer, a California resident, a managing principal of CCC V, Mark G. Merlo, a California resident, a managing principal of CCC V, John T. Pietrzak, a California resident, a managing principal of CCC V, and J. Mikesell Thomas, an Illinois resident, a managing principal of CCC V.  The business address for each of the Reporting Persons is 6051 El Tordo, Rancho Santa Fe, CA 92067.

(d)                                 During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each of Mr. Eggemeyer, Mr. Merlo, Mr. Pietrzak and Mr. Thomas is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds or Other Consideration

As more fully described in Items 4 and 6 below, on August 12, 2013, the Company and Fund V entered into a Securities Purchase Agreement (the “Purchase Agreement”).  Pursuant to the Purchase Agreement, Fund V purchased 175,560,000 shares of Common Stock of the Company (the “Purchased Shares”) on September 27, 2013.  On October 2, 2013 (the “Effective Time”), the Company reclassified the Common Stock pursuant to which each 200 shares of issued Common Stock immediately prior to the Effective Time became 1 share of Common Stock, and therefore there are currently 877,800 Purchased Shares.  The Purchased Shares were acquired by Fund V with funds obtained from Fund V’s general and limited partners, including the other Reporting Persons, and the aggregate purchase price for the Purchased Shares was $17,556,000.

Item 4.                                                         Purpose of Transaction

The information set forth in Items 3 and 6 is incorporated herein by reference.

Fund V acquired the Common Stock in the ordinary course of business because of its belief that the Common Stock represented an attractive investment.

Subject to the limitations imposed by the Purchase Agreement and applicable federal and state securities laws, the Reporting  Persons may dispose of the Common Stock from time to time, subject to market conditions and other investment considerations, and may cause the Common Stock to be distributed in kind to investors. To the extent permitted by the Purchase Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

To the extent permitted under the Purchase Agreement, the VCOC Letter Agreement (as defined below) and the passivity commitments that Fund V has provided to the Board of Governors of the Federal Reserve System (the “Federal Reserve”), described below, and applicable laws, the Reporting Persons may engage in discussions with management, the Company’s Board of Directors, other stockholders of the Company and other relevant parties concerning the business, operations, composition of the Board of Directors, management, strategy and future plans of the Company.

Pursuant to the terms of the Purchase Agreement and subject to applicable law, rules or regulations, Fund V is entitled to designate one person (the “Board Representative”) for election to the Board of Directors of the Company, for so long as Fund V and its affiliates beneficially own at least 50% of the Purchased Shares (the “Qualifying Ownership Interest”).  The Purchase Agreement also provides that for so long as Fund V (i) has a Qualifying Ownership Interest, the Company shall, subject to applicable laws, rules or regulations, invite or cause to be invited a person designated by Fund V and reasonably acceptable to the Board of Directors of the Company (the “Board Observer”) to attend meetings of the Board of Directors of AnchorBank, fsb, the Company’s banking subsidiary (the “Bank”) and all committees thereof in a nonvoting observer capacity, and (ii) holds any Common Stock and the Board Representative is not a member of the Board of Directors of the Company, the Company will invite the Board Observer to attend meetings of the Board of Directors of the Company and the Board of Directors of the Bank and all committees thereof in a nonvoting observer capacity.  Pursuant to these provisions, Tony Scavuzzo, a principal of CCC V, has been appointed as a Board Observer to the Board of Directors of the Company and the Board of Directors of the Bank.

The foregoing reference to and description of the Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.  However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Company’s financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities, and (v) other relevant factors.

Item 5.                                                         Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners V, LP	877,800	9.7%	877,800	0	877,800	0
Castle Creek Capital V LLC (1)	877,800	9.7%	877,800	0	877,800	0
John M. Eggemeyer (2)	877,800	9.7%	0	877,800	0	877,800
Mark G. Merlo (3)	877,800	9.7%	0	877,800	0	877,800
John T. Pietrzak (4)	877,800	9.7%	0	877,800	0	877,800
J. Mikesell Thomas (5)	877,800	9.7%	0	877,800	0	877,800

(1)         CCC V disclaims beneficial ownership of the Common Stock owned by Fund V.

(2)         Mr. Eggemeyer  shares voting and dispositive power over the 877,800 shares beneficially owned by Fund V with Mr. Merlo, Mr. Pietrzak, and Mr. Thomas, due to the fact that each is a managing principal of CCC V, the sole general partner of Fund V.  Mr. Eggemeyer disclaims beneficial ownership of the Common Stock beneficially owned by CCC V and Fund V, respectively.

(3)         Mr. Merlo  shares voting and dispositive power over the 877,800 shares beneficially owned by Fund V with Mr. Eggemeyer, Mr. Pietrzak, and Mr. Thomas, due to the fact that each is a managing principal of CCC V, the sole general partner of Fund V.  Mr. Merlo disclaims beneficial ownership of the Common Stock beneficially owned by CCC V and Fund V, respectively.

(4)         Mr. Pietrzak  shares voting and dispositive power over the 877,800 shares beneficially owned by Fund V with Mr. Eggemeyer, Mr. Merlo, and Mr. Thomas, due to the fact that each is a managing principal of CCC V, the sole general partner of Fund V.  Mr. Pietrzak disclaims beneficial ownership of the Common Stock beneficially owned by CCC V and Fund V, respectively.

(5)         Mr. Thomas  shares voting and dispositive power over the 877,800 shares beneficially owned by Fund V with Mr. Eggemeyer, Mr. Pietrzak, and Mr. Merlo, due to the fact that each is a managing principal of CCC V, the sole general partner of Fund V.  Mr. Thomas disclaims beneficial ownership of the Common Stock beneficially owned by CCC V and Fund V, respectively.

(c)          Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the securities of the Company.

(d)         Other than the Reporting  Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e)          Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

On August 12, 2013, the Company and Fund V entered into the Purchase Agreement.  Pursuant to the Purchase Agreement, Fund V purchased 175,560,000 shares of Common  Stock (the “Purchased Shares”) on September 27, 2013.  On October 2, 2013 (the “Effective Time”), the Company reclassified the Common Stock pursuant to which each 200 shares of issued Common Stock immediately prior to the Effective Time became 1 share of Common Stock, and therefore there are currently 877,800 Purchased Shares.

The following is a description of certain terms of the Purchase Agreement:

Representations and Warranties.  Customary representations and warranties were made by the Company to Fund V relating to the Company, its business, and the issuance of the Common Stock, and by Fund V to the Company.  The Company agreed to indemnify Fund V for breaches of its representations and warranties, subject to certain limitations as set forth in the Purchase Agreement.

Board Representation.  Fund V is entitled to designate the Board Representative for election to the Board of Directors of the Company for so long as Fund V owns a Qualifying Ownership Interest, subject to applicable law, rules and regulations.  For so long as Fund V (i) has a Qualifying Ownership Interest, the Company will, subject to applicable laws, rules or regulations, invite or cause to be invited the Board Observer to attend meetings of the Bank and all committees thereof in a nonvoting observer capacity, and (ii) holds any Common Stock and the Board Representative is not a member of the Board of Directors of the Company, the Company will invite the Board Observer to attend meetings of the Board of Directors of the Company and the Board of Directors of the Bank and all committees thereof in a nonvoting observer capacity.  Tony Scavuzzo, a principal of CCC V, has been appointed as a Board Observer to the Board of Directors of the Company and the Board of Directors of the Bank.

Avoidance of Control.  Each of the Company and Castle Creek agreed in the Purchase Agreement to cooperate and use their reasonable best efforts to ensure that none of Castle Creek or its affiliates will become, or control, or be deemed to control a “savings and loan holding company” within the meaning of the Home Owners’ Loan Act (the “HOLA”).  The Company also agreed in the Purchase Agreement to not knowingly take any action which would reasonably be expected to result in any of Cap Z III or its affiliates becoming, or controlling, a “savings and loan holding company” within the meaning of the HOLA.  Neither the Company nor any of its subsidiaries is permitted under the Purchase Agreement to knowingly take any action (including any redemption, repurchase, or recapitalization of Common Stock or securities or rights, options or warrants to purchase Common Stock, or securities of any type whatsoever that are, or may become, convertible into or exchangeable into or exercisable for Common Stock in each case, where Fund V is not given the right to participate in such redemption, repurchase or recapitalization to the extent of the Investor’s pro rata portion), that would reasonably be expected to pose a substantial risk that (i) the Fund V’s equity of the Company (together with equity of the Company owned by the Fund V’s affiliates (as such term is used under the HOLA)) would exceed 24.99% of the Company’s total equity or (ii) Fund V’s ownership of any class of voting securities of the Company (together with the ownership by Fund V’s affiliates (as such term is used under the HOLA) of voting securities of the Company) would exceed 9.9% of such class, in each case without the prior written consent of Fund V.

Fund V also agreed not to take, permit or allow any action that would cause any Company subsidiary to become a “commonly controlled insured depository institution” (as that term is defined for purposes of 12 U.S.C. §1815(e), as may be amended or supplemented from time to time, and any successor thereto) with respect to any institution that is not a direct or indirect Company subsidiary.

Transfer Restrictions.  Fund V is not permitted under the Purchase Agreement to sell or otherwise dispose of the Purchased Shares prior to the six (6) month anniversary of its acquisition of the Purchased Shares except, subject to certain conditions, to affiliated persons and entities, and any such sale or disposition (whether before or after such six (6) month anniversary) must be in compliance with the registration requirements or exemption provisions of the Securities Act of 1933, as amended, and any other applicable securities laws.

Registration Rights. The Company has granted Fund V customary registration rights with respect to the Common Stock acquired by Fund V in connection with the Purchase Agreement.  Pursuant to such registration rights, the Company has agreed to prepare and file with the Securities and Exchange Commission a shelf registration statement covering the resale of the Purchased Shares and certain related securities as promptly as practicable  (and in any event no more than ninety (90) days) after the closing date of the acquisition of the Purchased Shares, subject to certain exceptions including with respect to Common Stock that cannot be sold under a registration statement as a result of the transfer restrictions in the Purchase Agreement described above.

Preemptive Rights.  So long as Fund V owns a Qualifying Ownership Interest, if at any time after the date the Purchase Agreement was executed the Company proposes to issue any equity (including shares of Common Stock or shares of preferred stock), or any securities, options or debt that are convertible or exchangeable into equity or that include an equity component (any such security, a “New

Security”) (other than (i) any issuance of New Securities to management, consultants, employees, officers or directors of the Company pursuant to management or employee incentive programs or plans approved by the Board of Directors of the Company (including any such programs or plans in existence on the date hereof), (ii) any issuance, delivery or sale of New Securities by the Company to any person as consideration in connection with (but not in connection with raising capital to fund) (1) an acquisition or strategic business combination approved by the Board of Directors of the Company or (2) an investment by the Company approved by the Board of Directors in any party which is not prior to such transaction an affiliate of the Company (whether by merger, consolidation, stock swap, sale of assets or securities, or otherwise), (iii) any issuance, delivery or sale of New Securities in any registered public offering or (iv) any issuance of New Securities in connection with any stock split, stock dividend paid on a proportionate basis to all holders of the affected class of capital stock or recapitalization approved by the Board of Directors of the Company), then Fund V is required under the Purchase Agreement to be afforded the opportunity to acquire from the Company for the same price and on the same terms as such securities are proposed to be offered to others, up to the amount of New Securities in the aggregate required to enable Fund V to maintain its proportionate equivalent interest in the Common Stock immediately prior to any such issuance of New Securities.

ERISA Matters.  Fund V and, at Fund V’s request, each affiliate of Fund V that directly or indirectly has an interest in Fund V, the Company or the Bank, in each case, that is intended to qualify as a “venture capital operating company” as defined in the regulations (the “Plan Asset Regulations”) issued by the Department of Labor at Section 2510.3 101 of Part 2510 of Chapter XXV, Title 29 of the Code of Federal Regulations, as the same may be amended from time to time (a “VCOC” and each such person a “VCOC Investor”), was provided customary VCOC rights in the Purchase Agreement, including the right to receive regular financial reports (including, but not limited to, audited annual and quarterly financial reports), information regarding significant corporate actions, the right to inspect the books and records of the Company, and the right to consult with management of the Company on matters relating to the business and affairs of the Company; provided, however, that this provision does not entitle any VCOC Investor to (a) designate any members of the Board of Directors of the Company, except as provided in the Purchase Agreement and described above, or (b) consult with management of the Company on matters relating to the business and affairs of the Company more than once per quarter.  The Company also agreed to consider, in good faith, the recommendations of the VCOC Investor or its designated representative in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Company and each of the Company’s subsidiaries, as the case may be.  Fund V and the Company entered into a letter agreement in furtherance of the foregoing on October 9, 2013 (the “VCOC Letter Agreement”), which is attached hereto as Exhibit 3 and incorporated herein by reference.

The foregoing reference to and description of the Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified  in their entirety by reference to, the full text of the Purchase Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Passivity Commitments.  In connection with the Purchase Agreement, Fund V made certain customary passivity commitments to the Federal Reserve in a commitment letter to ensure that Fund V and its affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries.

Item 7.                                                         Material to Be Filed as Exhibits

Exhibit	Description
Exhibit 1

Joint Filing Agreement, dated as of October 22, 2013, by and among Castle Creek Capital Partners V, LP, Castle Creek Capital V LLC, John M. Eggemeyer, Mark. G. Merlo, John T. Pietrzak and J. Mikesell Thomas.

Exhibit 2

Securities Purchase Agreement, dated as of August 12, 2013, by and between Anchor Bancorp Wisconsin Inc. and Castle Creek Capital Partners V, LP (incorporated by reference to Exhibit 10.1 to Anchor Bancorp Wisconsin Inc.’s Current Report on Form 8-K filed on August 13, 2013).

Exhibit 3	Letter Agreement, dated as of October 9, 2013, by and between Anchor Bancorp Wisconsin Inc. and Castle Creek Capital Partners V, LP.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2013

CASTLE CREEK CAPITAL PARTNERS V, LP

By:	/s/ J. Mikesell Thomas
Name:	J. Mikesell Thomas
Title:	Managing Principal

CASTLE CREEK CAPITAL V, LLC

By:	/s/ J. Mikesell Thomas
Name:	J. Mikesell Thomas
Title:	Managing Principal

JOHN M. EGGEMEYER

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer

MARK G. MERLO

By:	/s/ Mark G. Merlo
Name:	Mark G. Merlo

JOHN T. PIETRZAK

By:	/s/ John T. Pietrzak
Name:	John T. Pietrzak

J. MIKESELL THOMAS

By:	/s/ J. Mikesell Thomas
Name:	J. Mikesell Thomas

EXHIBIT INDEX

Exhibit	Description
Exhibit 1

Joint Filing Agreement, dated as of October 22, 2013, by and among Castle Creek Capital Partners V, LP, Castle Creek Capital V LLC, John M. Eggemeyer, Mark. G. Merlo, John T. Pietrzak and J. Mikesell Thomas.

Exhibit 2

Securities Purchase Agreement, dated as of August 12, 2013, by and between Anchor Bancorp Wisconsin Inc. and Castle Creek Capital Partners V, LP (incorporated by reference to Exhibit 10.1 to Anchor Bancorp Wisconsin Inc.’s Current Report on Form 8-K filed on August 13, 2013).

Exhibit 3	Letter Agreement, dated as of October 9, 2013, by and between Anchor Bancorp Wisconsin Inc. and Castle Creek Capital Partners V, LP.